UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 5)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Subject Company)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone:  (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 5 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on November 30, 2006 (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following information:

As of April 12, 2007, a total of 32 actions filed by 40 Unaffiliated Schering Securityholders relating to the validity of the original shareholder resolution, dated September 13, 2007, regarding the Domination Agreement (the “Original Shareholder Resolution”) was pending before the District Court Berlin. The plaintiffs are arguing that the Original Shareholder Resolution is defective for various formal and substantive reasons and are seeking to set aside the Original Shareholder Resolution or, alternatively, to declare it void.

On December 11, 2006, Bayer Schering Pharma commenced a so-called release procedure (Freigabeverfahren) before the District Court Berlin to obtain a legally final judgement stating that any defects of the Original Shareholder Resolution do not affect the validity of the registration of the Domination Agreement in the commercial register. In an oral hearing held by the District Court Berlin on March 1, 2007, the court indicated that it considered three alleged procedural failures with respect to the Original Shareholder Resolution to be potentially relevant for the outcome of both the proceedings challenging the Original Shareholder Resolution and the release procedure. The court is expected to announce a decision in both proceedings on May 3, 2007.

Under German law, shareholders may no longer challenge a shareholder resolution if the challenged resolution is not void and is confirmed by a new valid resolution, which is not subject to legal challenge. Therefore, on April 12, 2007, the Executive Board and the Supervisory Board proposed to request the Schering Shareholders to pass a resolution confirming the Original Shareholder Resolution at Bayer Schering Pharma’s annual shareholder meeting, which will be held on May 24, 2007. Bayer Schering Pharma believes that such a resolution will increase its chances of prevailing in both proceedings.

ITEM 9.    EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(21)	Ratification Report, dated April 10, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Schering Pharma Aktiengesellschaft

By:	/s/ Oliver Renner
Name: Oliver Renner
Title: Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

By:	/s/ Dr. Martin Eisenhauer
Name: Dr. Martin Eisenhauer
Title: Legal Counsel Bayer Schering Pharma AG

Dated:  April 12, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(21)	Ratification Report, dated April 10, 2007